Exhibit 99.1

Aesthetic Medical International Reports First Quarter 2023 Unaudited Financial Results

Shenzhen, China, May 17, 2023 (GLOBE NEWSWIRE) — Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, announced its unaudited financial results for the three months ended March 31, 2023.

Dr. Pengwu Zhou, the Chairman and CEO of the Company, commented, “The end of 2022 to the beginning of 2023 was a period of widespread infection of COVID-19 in China, which had a profound impact on offline service providers. As a result, we were not able to conduct business as usual for a significant portion of January 2023. Despite the challenges faced by the company, we remained committed to meeting the needs of our customers and our treatment centers all resumed normal operations in February. To protect our customers and employees from the second wave of COVID-19 and Influenza A, we strengthened our medical management personnel, implemented new safety protocols and adapted to new working conditions to ensure that our customers continued to receive safe and stable services.”

Dr. Zhou continued, “In February 2023, we closed the Subscription Agreement with Jiechuang for a consideration of RMB170 million, which will enable us to optimize our capital structure and supplements liquidity for our future expansion. The successful completion of our recent financing illustrates the capital market’s confidence in us, and we look forward to building on this success in the future. As the economy begins to recover, we believe that consumers will be more willing to invest in self-care and personal appearance as their financial situations improve. With this in mind, we are optimistic about the future of the aesthetic medical industry and our performances in 2023.”

First Quarter 2023 Financial Highlights

•	Total revenue was RMB148.9 million (USD21.7 million), a decrease of 7.3% from RMB160.7 million in the first quarter of 2022.

•	Gross profit was RMB72.6 million (USD10.6 million), a decrease of 18.4% from RMB89.0 million in the first quarter of 2022.

•	Selling, general and administrative ("SG&A") expenses together were RMB67.2 million (USD9.8 million), a decrease of 20.4% from RMB84.4 million in the first quarter of 2022, and SG&A expenses as a percentage of revenue decreased from 52.5% to 45.1%.

~~•~~	Adjusted profit after tax[1] was RMB4.0 million (USD0.6 million), compared with profit of RMB4.3 million in the first quarter of 2022.

•	Adjusted EBITDA[1] was RMB23.7 million (USD3.5 million), decreased from RMB27.0 million in the first quarter of 2022.

1 Adjusted EBITDA and adjusted profit are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

First Quarter 2023 Operational Highlights

New and repeat customers

	For the Three Months Ended March 31,
	2022		2023
	Number	% of Total	Number	% of Total	% Change
New Customers	9,748	18.0%	12,922	26.1%	+32.6%
Repeat Customers	44,413	82.0%	36,550	73.9%	-17.7%
Total Active Customers	54,161	100.0%	49,472	100.0%	-8.7%

•	As a result of the divestment of treatment centers, the Company recorded a decrease of 8.7% year-on-year in the total active customers.

Number of aesthetic medical treatment cases

	For the Three Months Ended March 31,
	2022		2023
	Number	% of Total	Number	% of Total	% Change
Energy-based Treatments	103,374	73.0%	77,619	64.3%	-24.9%
Minimally Invasive Aesthetic Treatments	25,399	17.9%	22,007	18.2%	-13.4%
Surgical Treatments	7,676	5.4%	15,246	12.6%	+98.6%
General healthcare services and other aesthetic medical services	5,195	3.7%	5,800	4.8%	+11.6%
Total number of treatment cases	141,644	100.0%	120,672	100.0%	-14.8%

•	As a result of the divestment of treatment centers and the temporary closing of treatment centers in January 2023, the Company recorded a decrease in the number of treatment cases of 14.8% year-on-year.

•	Total number of non-surgical aesthetic medical treatments as a percentage of the total number of aesthetic treatments decreased by 8.4 percentage points.

Average spending per customer

•	Average spending per customer increased by 1.4% from RMB2,967 in the first quarter of 2022 to RMB3,009 in the first quarter of 2023, primarily driven by the strategic decision to remove most of low-price treatment promotions from our service offerings.

First Quarter 2023 Unaudited Financial Results

	For the Three Months Ended March 31,
(RMB millions, except per share data and percentages)	2022	2023	% Change
Revenue	160.7	148.9	-7.3%
Non-surgical aesthetic medical services	114.2	109.7	-3.9%
Minimally invasive aesthetic treatments	45.1	58.0	+28.6%
Energy-based treatments	69.1	51.7	-25.2%
Surgical aesthetic medical services	36.2	25.9	-28.5%
General healthcare services and other aesthetic medical services	10.3	13.3	+29.1%
Gross profit	89.0	72.6	-18.4%
Gross margin	55.4%	48.8%	-6.6	p.p.[2]
(Loss)/profit for the period	(2.6)	0.2	N.M.	[4]
(Loss) /profit margin	-1.6%	0.1%	N.M.	[4]
EBITDA3	20.0	19.9	-0.5%
Adjusted EBITDA[4]	26.9	23.7	-11.9%
Adjusted EBITDA margin	16.8%	15.9%	-0.9	p.p.[2]
Adjusted profit/(loss) [3]	4.3	4.0	-7.0%
Adjusted profit/(loss) margin	2.7%	2.7%	N.M.	[4]
Basic (loss) per share	(0.05)	0.004	N.M.	[4]
Diluted (loss) per share	(0.05)	0.004	N.M.	[4]

Notes:

2 p.p. represents percentage points

3 Refer to below “Non-IFRS Financial Measures”

4 N.M. represents not meaningful

Revenue

Total revenue was RMB148.9 million (USD21.7 million), representing a decrease of 7.3% from RMB160.7 million in the first quarter of 2022, primarily attributable to the divestment of underperforming assets in 2022 as well as the temporary closing of treatment centers in January 2023.

Cost of sales and services rendered

Cost of sales and services rendered was RMB76.2 million (USD11.1 million), representing an increase of 6.3% from RMB71.7 million in the first quarter of 2022.

Gross profit

Gross profit was RMB72.6 million (USD10.6 million), representing a decrease of 18.4% from RMB89.0 million in the first quarter of 2022. Gross profit margin was 48.8%, a decrease of 6.6 percentage points from 55.4% in the first quarter of 2022. The decrease was attributable to the temporary closing of treatment centers in January 2023.

Selling expenses

Selling expenses were RMB42.4 million (USD6.2 million), representing 28.5% of the Company’s total revenue in the first quarter of 2023, compared with RMB52.9million in the first quarter of 2022, which represented 32.9% of the Company’s total revenue of the first quarter of 2022. Selling expenses as of revenue decreased by 4.4 percentage points year-on-year. The reduction in the selling expenses and its contribution was mainly a result of the Company's strategic reduction of online advertising budgets, as well as the divestment of underperforming assets in 2022.

General and administrative expenses

General and administrative expenses were RMB24.7 million (USD3.6 million), representing a decrease of 21.6% from RMB31.5 million in the first quarter of 2022, primarily due to the divestment of underperforming assets in 2022.

Other gains/(losses), net

Other gains/(losses), net was a loss of RMB3.6 million (USD0.5 million), compared with a loss of RMB0.05 million in the first quarter of 2022, primarily due to the disposal of one of our subsidiaries.

Profit/loss for the period

As a result of the foregoing, the Company recorded a profit of RMB0.2 million (USD0.03 million) for the first quarter of 2023, compared with a loss of RMB2.6 million in the first quarter of 2022. Basic and diluted earnings per share were both earnings of RMB 0.004 (earnings of USD0.0006 per share) in the first quarter of 2023, compared with basic and diluted loss per share of RMB 0.05 in the first quarter of 2022.

Certain Non-IFRS items5

EBITDA for the first quarter of 2023 was a profit of RMB19.9 million (USD2.9 million), compared with RMB20.0 million in the first quarter of 2022.

Adjusted EBITDA for the first quarter of 2023 was RMB23.7 million (USD3.5 million), compared with RMB26.9 million in the first quarter of 2022.

Adjusted profit after tax for the first quarter of 2023 was RMB4.0 million (USD0.6 million), compared with RMB4.3 million in the first quarter of 2022.

5 EBITDA, adjusted EBITDA and adjusted loss, and are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

Cash and cash equivalents

Cash and cash equivalents amounted to RMB115.4 million (USD$16.8 million) as of March 31, 2023, compared with RMB31.0 million as of March 31, 2022.

Liquidity and capital resources

The Company had a net current asset of a loss of RMB306.0 million (USD$44.6 million) as of March 31, 2023, which included current borrowings of RMB140.4 million.

Recent Developments

Renovation of Two Flagship Hospitals

In February 2023, Shenzhen Pengai announced the successful completion of its recent renovation project, which has transformed its first floor into a state-of-the-art reception center to offer customers a comfortable and innovative environment for their aesthetic needs. In April 2023, Shenzhen Pengcheng Hospital began the redecoration of the department of energy-based equipment and a facade renovation, which will provide a refreshed and modern look to the exterior of the building. The construction is expected to be completed by June.

Continued to Strengthen SOP and Training Programs to Enhance Service Quality

The Company has always strived to enhance its service quality to enhance its brand value and to promote repeated customer spending and customer referrals. In the first quarter, it further strengthened the training programs for customer service personnel and newly recruited employees with the latest aesthetic medical market trends, product offerings and the latest standardized operating procedures (SOP). To better evaluate the service quality of all its centers, the Company has engaged mystery shoppers this quarter, who will discretely visit each treatment center with a budget of RMB1,000 and provide assessments on user experience for management’s review. In the first quarter of 2023, 18 mystery shoppers’ assessments and feedback regarding service quality of department of energy-based equipment have been received. The Group believes these measures can improve the service quality of all centers, which supports business scalability and sustainable growth in the long run.

Further Divestment of Treatment Centers to Enhance Operating Efficiency

In January 2023, the Company entered into a share purchase agreement with a non-affiliated third party, under which it transferred 100% of the equity of its wholly-owned subsidiary, Shenzhen Miaoyan Medical Technology Investment Co., Ltd. to this third party for a consideration of RMB1.9 million. As of the date of this report, the transaction has not been closed.

In May 2023, the Company entered into a share purchase agreement with a non-affiliated third party, under which it transferred 100% of the equity of its wholly-owned subsidiary, Shenzhen Jiayan Aesthetic Medical Clinic to this third party for a consideration of RMB80,000. Compared to the company's initial investment of RMB300,000, a loss of RMB220,000 was incurred from this transaction, which has been closed as of the date of this report.

Closing of A Series of Agreements Disclosed on July 20, 2022

The Share Purchase Agreement, entered into by and among the Company, Australia Wanda International Company Limited, Seefar Global Holdings Limited, Jubilee Set Investments Limited, Dr. Zhou Pengwu and Ms. Ding Wenting with consideration of RMB100 million, is expected to be closed in May 2023. Upon the closing, Peak Asia Investment Holdings V Limited undertakes to convert its convertible note’s outstanding principal amount of USD5 million as well as interest into the Company’s ordinary shares at the price of RMB4.203 per share.

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (USD$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.8676 to USD1.0, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on March 31, 2023.

Non-IFRS Financial Measures

EBITDA represents profit before income tax, adjusted to exclude finance costs and amortization and depreciation. Adjusted EBITDA represents EBITDA, adjusted to exclude professional fee, share-based payment, loss on disposal of subsidiaries.

Adjusted profit represents profit/(loss) for the period, adjusted to exclude professional fee, share-based payment, loss on disposal of subsidiaries.

EBITDA, adjusted EBITDA and adjusted profit are non-IFRS financial measures. You should not consider EBITDA, adjusted EBITDA and adjusted profit as a substitute for or superior to net income prepared in accordance with IFRS. Furthermore, because non-IFRS measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. You are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company presents EBITDA, adjusted EBITDA and adjusted profit as supplemental performance measures because it believes that such measures provide useful information to the investors in understanding and evaluating the Company’s results of operations, and facilitate operating performance comparisons from period to period and company to company.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that are spread across major cities in mainland China, with a major focus on the Guangdong-Hong Kong-Macau Greater Bay area and the Yangtze River Delta area. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, general medical services, and other aesthetic services. For more information regarding the Company, please visit https://ir.aihgroup.net/.

Cautionary Statements

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

Website: https://ir.aihgroup.net

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	31 March	31 March	31 March
	2022	2023	2023
	RMB’000	RMB’000	USD’000
ASSETS
Non-current assets
Property, plant and equipment	373,190	314,872	45,849
Investment properties		23,065	3,359
Intangible assets	38,189	36,708	5,345
Investments accounted for using the equity method	5,774	-	-
Prepayments and deposits	14,846	19,673	2,864
Deferred income tax assets	43,531	64,405	9,378
	475,530	458,723	66,795

Current assets
Inventories	27,871	24,378	3,550
Trade receivables	4,883	10,029	1,460
Other receivables, deposits and prepayments	28,289	32,405	4,719
Amounts due from related parties	4,371	2,873	418
Restricted cash	-	1,959	285
Asset held-for-sale	-	1,083	158
Cash and cash equivalents	31,009	115,412	16,805
	96,423	188,139	27,395
Total assets	571,953	646,862	94,190

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	469	873	127
Treasury shares	(2,023)	(2,023)	(295)
Accumulated losses	(1,064,524)	(1,140,287)	(166,039)
Other reserves	912,829	1,198,138	174,462
	(153,249)	56,701	8,255
Non-controlling interests	(29,177)	(13,049)	(1,900)
Total equity	(182,426)	43,652	6,355

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

	31 March	31 March	31 March
	2022	2023	2023
	RMB’000	RMB’000	USD$’000
LIABILITIES
Non-current liabilities
Borrowings	64,525	17,579	2,560
Lease liabilities	119,591	91,509	13,325
Convertible note	38,059	-	-
Deferred income tax liabilities	278	-	-
	222,453	109,088	15,885

Current liabilities
Trade payables	36,599	42,752	6,225
Accruals, other payables and provisions	73,233	42,623	6,207
Contingent consideration and consideration payable	7,045	4,667	680
Amounts due to related parties	473	-	-
Contract liabilities	214,555	160,765	23,409
Borrowings	161,665	140,448	20,451
Lease liabilities	29,207	27,404	3,990
Current income tax liabilities	9,149	10,898	1,587
Convertible note		64,565	9,401
	531,926	494,122	71,950
Total liabilities	754,379	603,210	87,835

Total equity and liabilities	571,953	646,862	94,190

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	31 March	31 March	31 March
	2022	2023	2023
	RMB’000	RMB’000	USD$’000
Revenue	160,700	148,883	21,679
Cost of sales and services rendered	(71,652)	(76,244)	(11,102)

Gross profit	89,048	72,639	10,577
Selling expenses	(52,924)	(42,433)	(6,179)
General and administrative expenses	(31,461)	(24,739)	(3,602)
Finance costs	(7,113)	(5,259)	(766)
Other gains/(losses), net	(51)	(3,605)	(525)
(Loss)/profit before income tax	(2,501)	(3,397)	(495)
Income tax (expense)/credit	(148)	3,579	521
(Loss)/profit for the period	(2,649)	182	26

Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Currency translation differences	907	(126)	(18)

Total other comprehensive income/(loss) for the period, net of tax	907	(126)	(18)
Total comprehensive (loss)/income for the period	(1,742)	56	8

(Loss)/profit attributable to:
Owners of the Company	(3,225)	481	70
Non-controlling interests	576	(299)	(44)
(Loss)/profit for the period	(2,649)	182	26

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	31 March	31 March	31 March
	2022	2023	2023
	RMB’000	RMB’000	USD$’000
(Loss)/earnings per share for (loss)/profit attributable to owners of the Company (in RMB per share)
—Basic	(0.05)	0.004	0.0006
—Diluted	(0.05)	0.004	0.0006

Total comprehensive (loss)/income attributable to:
Owners of the Company	(2,318)	355	52
Non-controlling interests	576	(299)	(44)
Total comprehensive (loss)/income for the year	(1,742)	56	8
EBITDA	19,971	19,881	2,895
Adjusted EBITDA	26,947	23,680	3,448
Adjusted profit/(loss)	4,327	3,981	580

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS

EBITDA and Adjusted EBITDA	For the Three Months Ended March 31,
	2022	2023	2023
	RMB’000	RMB’000	USD$’000
(Loss)/profit before income tax for the period	(2,501)	(3,397)	(495)
Adjustments
+ Finance costs	7,113	5,337	777
+ Amortization and depreciation	15,359	17,941	2,613
EBITDA	19,971	19,881	2,895

+ Professional fees	1,240	908	132
+ Share-based compensation expense	5,736	-	-
+ Loss on disposal of subsidiaries	-	2,891	421
Adjusted EBITDA	26,947	23,680	3,448

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS (CONTINUED)

Adjusted Profit	For the Three Months Ended March 31,
	2022	2023	2023
	RMB’000	RMB’000	USD$’000
(Loss)/profit for the period	(2,649)	182	26
Adjustments
+ Professional fees	1,240	908	133
+ Share-based compensation expense	5,736	-	-
+ Loss on disposal of subsidiaries	-	2,891	421
Adjusted profit	4,327	3,981	580